

August 22, 2011

Via E-mail
Tom Naratil
Group Chief Financial Officer
UBS AG
Bahnhofstrasse 45
CH-8001 Zurich, Switzerland

    Re: UBS AG
          Form 20-F for the Fiscal Year Ended December 31, 2010
          Filed March 15, 2011
          Form 6-K
          Filed July 26, 2011
          File No. 001-15060

Dear Mr. Naratil:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2010

Risk management and control, page 116

Impairment and default – distressed claims, page 128

1.   We note that in your retail and corporate banking business in Switzerland you typically review individual positions for impairment only after they have been in arrears for a

certain time. In future filings, please specify the length of time (e.g., 90 days, 180 day, etc.) for each loan category that you would wait before evaluating the loan individually for impairment.

Regulation and supervision in the U.S., page 216

2.   We note your brief discussion of the Dodd-Frank Act and the so-called Volcker rule which may limit the ability of deposit-taking banks to engage in proprietary trading activities and invest in hedge funds and private equity. To the extent reasonably known, please clarify the extent to which your proprietary trading activities will be subject to the Volcker rule under the U.S. Dodd-Frank Act. In this regard, please provide your analysis of the applicability of the Volcker rule to your operations conducted both within and outside the U.S.

Financial Statements and Notes

Note 1 – Summary of significant accounting policies, page 273

3) Subsidiaries, page 273

3.   We note your accounting policies related to SPEs, including for SPEs that are used to allow clients to hold investments, those that are used for securitization when UBS has assets it sells to an SPE, and SPEs used for credit protection. We also note from review of your Basel II Pillar 3 disclosures on page 185 that you have done some re-securitization transactions, but it is unclear how these transactions are accounted for in your financial statements. Please tell us the following:

- Whether you consolidate any of your re-securitization vehicles, and provide us with your accounting analysis to support the non-consolidation of any of these vehicles.
- Quantify the total assets of your re-securitization vehicles and amount of securities that were re-securitized in the periods presented. To the extent that certain of your re-securitization transactions are consolidated and certain are not, please separately quantify the amounts for each type.
- Tell us whether your clients request the re-securitization, and if so, the types of parties that request your assistance in performing the re-securitization, and discuss their role in the design of the vehicle and the structure of the securities to be issued.
- Tell us whether there are situations in which you are doing re-securitizations for your own liquidity or capital purposes, and tell us the other parties involved that have discretion over the design of the vehicle.

24) Equity participation and other compensation plans, page 284

4.   We note your disclosure that plans containing voluntary termination and non-compete provisions and no vesting conditions are considered vested at the grant date because no

future service is required. In these cases, compensation expense is fully recognized on the grant date or is recognized in a period prior to the grant date if the bank can substantiate that the award is attributable to past service and the amount can be reliably estimated. We also note your disclosure on page 352 that compensation for all SESAP and SESOP awards is recognized during the performance year, which is generally the period prior to the grant date, as well as your disclosure that compensation expense for your cash balance plan is recognized in the performance year, which is generally the period prior to the grant date. Please tell us in more detail how you believe you can reliably estimate the expense prior to the grant date and tell us the typical time period involved between expense measurement and the grant date.

(b) Changes in accounting policies, comparability and other adjustments, page 288

Equity and Other comprehensive income, page 289

5.   We note your disclosure on page 41 where you state that you recognized an out-of-period credit of CHF 592 million resulting from the correction of prior period misstatements, and that your total comprehensive income attributable to UBS shareholders for the year ended December 31, 2010 was CHF 5.9 billion (and a CHF 3.3 billion loss for the year ended December 31, 2009). We further note your disclosure on page 289 that the foreign currency balance was adjusted by CHF 592 million and that it increased total other comprehensive income by CHF 592 million and total comprehensive income by CHF 429 million because a loss of CHF 163 million was transferred to the income statement. However, we were unable to locate a discussion describing the nature of the misstatements or an understanding of how the misstatements occurred or were identified. Please respond to the following:

- Tell us the nature of the misstatements identified and separately quantify the amount of each misstatement by type;
- Tell us how the misstatements were identified. As part of your response, please tell us whether changes were made to your internal controls over financial reporting to prevent these types of misstatements in the future;
- Quantify the amount of the misstatements by period; and
- Tell us whether you prepared a SAB 99 materiality analysis supporting your conclusion that the misstatements were not material. If so, please provide us with your analysis.

Note 16 – Goodwill and intangible assets, page 309

6.   We note your disclosure on page 309 that the carrying amount for each segment is determined by reference to the Equity Attribution framework, and within the framework, management attributes equity to the businesses after considering their risk exposure, asset size, goodwill and intangible assets. We note that prior to 2010, you determined the

carrying value of the cash-generating units by a roll-forward of the historic carrying amount. Please respond to the following:

- Please tell us whether the amounts of equity attributed to each cash-generating unit under the Equity Attribution framework differed significantly from the amounts previously determined for each of the cash-generating units under the roll-forward method. If so, please quantity those amounts, and tell us how you concluded that the new amounts allocated are better reflective of the carrying amounts of the cash-generating units.

- We note your disclosure on page 159 showing the average amount of equity attributed to each of the segments as compared to total average equity at the consolidated level. We also note your disclosure on page 158, that where total equity attributed to the businesses differs from the Group's actual equity during a given period, the surplus or deficit is reflected in Treasury activities and other corporate items. Please clarify whether that means for purposes of your goodwill impairment test you would use the equity attributed to each segment/cash-generating unit under the Equity Attribution framework even though the total would be in excess/less than total shareholders' equity. If so, please tell us in more detail why you believe that is the most appropriate way to determine the carrying value of your cash-generating units.   As part of your response, please address the guidance in paragraphs 76-79 of IAS 36.

Additional disclosure required under SEC regulations, page 408

7. We note your disclosure of operating profit before tax per share in the table providing additional disclosure required under SEC regulations. We did not locate the use of this measure in other places of your document. Given that this measure is not required under SEC regulations, and would potentially appear to be a non-GAAP measure, please consider removing the measure in future filings to the extent you are including it solely because you believe it is required by SEC regulations. If you believe the use of this measure is appropriate, please consider relocating the measure or including it as part of your consolidated financial statements along with the disclosures required by paragraph 73 of IAS 33.

Form 6-K filed July 26, 2011

Risk management and control, page 38

Exposures to sovereign of selected industrialized European countries rated AA and below, page 41

8.   We note your disclosure of the CHF 116 million of Greek sovereign exposures as of June 30, 2011. Please tell us how the Greek exposures are accounted for (loans and receivables, held for trading, etc.). To the extent that any of the Greek exposures are not held for trading or designated under the fair value option, please tell us whether you recognized any credit impairment on these exposures during the three months ended June 30, 2011. If not, please tell us how you concluded that an impairment event has not occurred under paragraph 58 of IAS 39. Finally, please tell us whether you have written any credit protection on Greek bonds. If so, please tell us whether the notional value of protection written is included in the CHF 116 million of Greek exposures.

Note 11 – Fair value of financial instruments, page 75

(b) Valuation information, page 78

9.   We note your disclosure that during the second quarter of 2011, you corrected the own credit effect calculation to capture the volume effect of foreign currency movements on life-to-date own credit since initial recognition, and this correction contributed to an own credit loss of CHF 77 million. You also noted a further change due to certain collateralized liabilities that were identified as having become insensitive to changes in your credit spread, resulting in a CHF 37 million increase in your own credit loss. Please respond to the following:

- Tell us how the error was identified and describe in further detail how you new calculation captures the volume effect of foreign current movements on your own-credit calculation;
- Tell us in more detail about the change made to certain collateralized liabilities and clarify the reasons why you believe the collateralized liabilities became insensitive to your credit spreads. As part of your response, please confirm that your prior methodology was capturing the existence of collateral for all of your liabilities, including for these liabilities, (as you describe on page 331 of your 2010 Form 20-F) when measuring the effect of your own-credit adjustment; and
- Tell us whether you performed an assessment of the effect of these changes on your prior period financial statements or whether you believe such assessment is not necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Trotter, Staff Accountant, at (202) 551-3472 or me at (202) 551-3512 if you have any questions.

Sincerely,

/s/ Stephanie L. Hunsaker

Stephanie L. Hunsaker
Senior Assistant Chief Accountant